ZARGON
ENERGY TRUST

06019436

December 18, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
2006
WASH, DC
160

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

SUPPL

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated December 15, 2006. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Vice President Finance & CFO

PROCESSED
DEC 22 2006
THOMSON
FINANCIAL

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Nov 30, 2005.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: December 15, 2006

TSX SYMBOL: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST CONFIRMS DECEMBER 2006 CASH DISTRIBUTION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") confirms that the monthly cash distribution for the month of December in the amount of Cdn. $0.18 per trust unit will be paid on January 15, 2007 to unitholders of record on December 31, 2006. The ex-distribution date is December 27, 2006.

As part of its distribution policy, Zargon also reviewed the granting of a year end supplemental distribution and has decided not to pay a supplemental distribution at this time. The granting of a supplemental distribution will be reviewed again in June 2007 and this decision will be based on the commodity price environment, tax position, funding requirements for Zargon's exploration and development program and further clarification of the impact of the recent federal government announcement regarding the taxation of trusts.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange and there are currently 16.789 million trust units (ZAR.UN) and 2.207 million exchangeable shares (ZOG.B) outstanding. After giving effect to the conversion privilege of the exchangeable shares and the December 15, 2006 revised exchange ratio there would be a total of 19.424 million trust units outstanding.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current shareholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Vice President, Finance and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca